Filed by Cohen & Steers Institutional Global Realty Shares, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under

the Securities and Exchange Act of 1934, as amended

Subject Company: Cohen & Steers Global Realty Shares, Inc.

Commission File No. 333-222011

**PLEASE VOTE NOW**

WE MUST RECEIVE YOUR VOTE AS SOON AS POSSIBLE

ON SOME IMPORTANT MATTERS REGARDING YOUR INVESTMENT IN

Cohen & Steers Institutional Global Realty Shares, Inc.

Recently, we sent you proxy material regarding the Special Meeting of Stockholders that is scheduled for March 15, 2018. The Fund’s records indicate that we have not received your vote. We urge you to vote as soon as possible in order to allow the Fund to obtain the necessary number of votes required to hold the Special Meeting as scheduled.

Voting is quick and will only take a few minutes of your time – To speak to a live agent and vote please call:

1- 855-486-7901

Your vote is important no matter the size of your Fund holdings.

Please vote promptly.

The Fund offers three other easy methods for you to vote.

Choose one of the following methods and vote today!

VOTE ONLINE	VOTE BY MAIL	VOTE BY PHONE
Visit the Website noted on your proxy card and enter the control number that appears on the proxy card. Follow the on-screen prompts to vote.	Return the executed proxy card in the postage-paid envelope provided so it is received before March 15, 2018.

Call the phone number above Monday – Friday, 9:00am – 10pm, Eastern time to speak with a proxy specialist.

OR

Call the toll free touch-tone phone number listed on your proxy card. Have your proxy card with control number available. Follow the touch-tone prompts to vote.

THANK YOU FOR YOUR PARTICIPATION!

The proxy materials sent to you contain important information regarding the proposal that you and other shareholders are being asked to consider. Please read the materials carefully. Copies of the Proxy Statement/Prospectus and other documents filed with the Securities and Exchange Commission (“SEC”) are available on the SEC’s web site at www.sec.gov. In addition, free copies of the Proxy Statement/Prospectus and other documents filed with the SEC can be obtained by visiting the Fund’s website at www.cohenandsteers.com or by calling 800.330.7348.

IGRS-NOBO/REG

Filed by Cohen & Steers Institutional Global Realty Shares, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under

the Securities and Exchange Act of 1934, as amended

Subject Company: Cohen & Steers Global Realty Shares, Inc.

Commission File No. 333-222011

**PLEASE VOTE NOW**

WE MUST RECEIVE YOUR VOTE AS SOON AS POSSIBLE

ON SOME IMPORTANT MATTERS REGARDING YOUR INVESTMENT IN

Cohen & Steers Institutional Global Realty Shares, Inc.

Recently, we sent you proxy material regarding the Special Meeting of Stockholders that is scheduled for March 15, 2018. The Fund’s records indicate that we have not received your vote. We urge you to vote as soon as possible in order to allow the Fund to obtain the necessary number of votes required to hold the Special Meeting as scheduled.

Your vote is important no matter the size of your Fund holdings. Please vote promptly so your vote can be received prior to the March 15, 2018 Special Meeting of Stockholders.

The Fund has made it very easy for you to vote. Choose one of the following methods:

VOTE ONLINE	VOTE BY MAIL	VOTE BY PHONE
Visit the Website noted on your proxy card and enter the control number that appears on the proxy card. Follow the on-screen prompts to vote.	Return the executed proxy card in the postage-paid envelope provided so it is received before March 15, 2018.	Call the toll free touch-tone phone number listed on your proxy card. Have your proxy card with control number available. Follow the touch-tone prompts to vote.

THANK YOU FOR YOUR PARTICIPATION!

The proxy materials sent to you contain important information regarding the proposal that you and other shareholders are being asked to consider. Please read the materials carefully. Copies of the Proxy Statement/Prospectus and other documents filed with the Securities and Exchange Commission (“SEC”) are available on the SEC’s web site at www.sec.gov. In addition, free copies of the Proxy

Filed by Cohen & Steers Institutional Global Realty Shares, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under

the Securities and Exchange Act of 1934, as amended

Subject Company: Cohen & Steers Global Realty Shares, Inc.

Commission File No. 333-222011

Statement/Prospectus and other documents filed with the SEC can be obtained by visiting the Fund’s website at www.cohenandsteers.com or by calling 800.330.7348.

IGRS-OBO